EXHIBIT 99.1

Alio Gold Annual General and Special Meeting to be Held June 27, 2019

VANCOUVER, B.C., May 30, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), announces that its Annual General and Special Meeting (“AGM”) will be held on Thursday, June 27, 2019 at 2:00pm Pacific Standard Time at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia.

The record date for the Annual General and Special Meeting is May 27, 2019. The Notice of Meeting, the accompanying Management Proxy Circular and related meeting materials are now available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com.  Shareholders requiring assistance with the voting process may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect outside North America) or by email at: assistance@laurelhill.com

About Alio Gold

Alio Gold is a gold mining company, focused on production, exploration and development of gold mining projects in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.